EXHIBIT 4.10
EMPLOYMENT AGREEMENT
     THIS AGREEMENT made as of the 31st day of December 2004,
B E T W E E N:
SAM FUDA, of the City of Toronto in the Province of Ontario,
(hereinafter called the “Employee”)
OF THE FIRST PART,
- and -
MICROMEM TECHNOLOGIES INC., a corporation incorporated under the laws of Ontario
(hereinafter called the “Corporation”)
OF THE SECOND PART,
     NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency whereof are hereby acknowledged by both of the parties hereto), it is agreed by and between the parties hereto as follows:
1. Employment of the Employee
     Subject to the terms and conditions of this Agreement, the Corporation hereby employs the Employee, and the Employee hereby accepts such employment, to perform the duties described in Section 2 of this Agreement. The Employee’s title shall be Executive Chairman and the Employee shall report to the Corporation’s board of directors (“Board”).
2. Duties
     The Employee shall perform the following duties and such other duties as may from time to time be determined by or assigned to him by the Board:
(a)	on request, providing advice and assistance to the Corporation and its subsidiaries in connection with the development, promotion, sale and license of their products and services, including without limitation assisting with negotiations with prospective purchasers, manufacturers and licensees of the MAGRAM (TM) technology;

(b)	advising the Board and the Corporation’s senior management with respect to the Corporation’s compliance with corporate and securities laws, rules and regulations in Canada and those of any trading system or stock exchange upon which the Corporation’s shares may become listed;

(c)	providing financial and investment advice to the Corporation’s board of directors and senior management with respect to structuring of the Corporation’s equity funding by private placement and/or public offering including without limitation assistance with raising debt and/or equity capital; and

(d)	such other services as the Corporation and the Employee may from time to time agree.
     During the term of this Agreement, the Employee shall faithfully serve the Corporation and shall use his best efforts to promote the interests of the Corporation and shall devote such portion of his working time to the business and affairs of the Corporation as the Employee shall deem necessary to carry out his responsibilities as required under this Agreement.
3. Employee Remuneration
3.1	For the purposes of this Agreement, “Market Value of the Common Shares” means, with respect to a particular day, an amount equal to the product of the number of common shares of the Corporation (herein the “Common Shares”) outstanding at the close of trading on the last trading day immediately prior to the particular day multiplied by the simple average of the closing price of the issued Common Shares for the last ten (10) trading days immediately prior to the particular day.
3.2	In consideration of the performance by the Employee of his duties under this Agreement, the Corporation shall pay to the Employee remuneration as follows:
(a)	on January 1, 2006 (a “Payment Date”) an amount equal to three percent (3%) of the amount by which the Market Value of the Common Shares on January 1, 2006, exceeds the Market Value of the Common Shares on January 1, 2005; and
(b)	on each of January 1, 2007, January 1, 2008, and January 1, 2009 (each a “Payment Date”) an amount equal to three percent (3%) of the year over year increase in the market value of the Common Shares.

Valuation	Calendar Year in Respect of	Amount of Compensation ($):
Date:	which Compensation being
	Calculated

January 1, 2006	2005	3% x (Market Valuation on January 1, 2006 minus Market Valuation on January 1, 2005)

January 1, 2007	2006	3% x (Market Valuation on January 1, 2007 minus Market Valuation on January 1, 2006)

January 1, 2008	2007	3% x (Market Valuation on January 1, 2008 minus Market Valuation on January 1, 2007)

January 1, 2009	2008	3% x (Market Valuation on January 1, 2009 minus Market Valuation on January 1, 2008)

The Corporation may at its option satisfy the said remuneration, (i) on the relevant Payment Date by cheque or bank draft payable to or to the order of the Employee or by way of electronic transfer of immediately available funds to such bank account as the Employee may in writing direct, or (ii) within 30 days of the relevant Payment Date by the issuance or delivery to the Employee of that number of Common Shares determined in accordance with the following formula, provided that the said remuneration may be paid in whatever proportion of cash or Common Shares as the Corporation may determine in its discretion:

N =	B/ATP

Where:

N =	the number of Common Shares to be issued or delivered to Employee

B =	the amount of the remuneration to be paid in Common Shares

/ =	divided by

ATP =	the simple average of the closing price of the Common Shares for the last ten (10) trading days immediately prior to the relevant Payment Date
Provided, however, that the Corporation may only avail itself of the option under subparagraph (ii), above, to satisfy a portion of the remuneration to the Employee by the issuance of Common Shares if and only if the Common Shares may be, at the time of issue to the Employee or as soon as reasonably practicable thereafter, freely traded by the Employee on the open market save and except that the Common Shares so issued will be subject to any applicable resale restrictions in the U.S.A.
3.3	The Corporation shall at its sole expense take all necessary corporate action to ensure that any Common Shares required to be issued or delivered to the Employee pursuant to Section 3.2 hereof are duly issued to the Employee as fully paid and non-assessable shares and are recorded on the books of the Corporation in the name of the Employee.
3.4	The Corporation and the Employee acknowledge that they have reviewed and assessed the value to the Corporation of the services to be performed by the Employee for and on behalf of the Corporation under this Agreement and the Corporation and the Employee have determined that the said remuneration is fair and reasonable.
3.5	The Corporation shall at its sole expense do all things and take all necessary actions to ensure that all applicable laws, rules and regulations are complied with in connection with the issuance or delivery to the Employee of any of its Common Shares hereunder including without limitation obtaining all required authorizations, permits, and approvals of, and causing all other required actions to be taken by, or filings made with or notices delivered to any governmental agency or authority, regulatory body, court, tribunal or other similar authority having jurisdiction. Notwithstanding Section 3.2 hereof, if the Corporation cannot satisfy the provisions of the foregoing sentence on or prior to the date on which the Corporation would otherwise be required under Section 3.2 to issue or deliver to the Employee any of its Common Shares then the Corporation shall satisfy that portion of the remuneration due to the Employee under Section 3.2 which it would have satisfied with such Common Shares by cheque or bank draft payable to or to the order of the Employee or by way of electronic transfer of immediately available funds to such bank account as the Employee may in writing direct.
3.6	The parties acknowledge that the Corporation will be obliged to comply with all withholding tax requirements from time to time applicable under the Income Tax Act (Canada).
3.7	Notwithstanding anything herein otherwise contained in the event that on any Payment Date when there has been no year over year increase in the Market Value of the Common Shares then with respect to that Payment Date the Corporation will pay to the Employee as compensation for the prior year, an amount of CDN $150,000 (One Hundred and Fifty Thousand Dollars) by cheque, bank draft or electronic transfer, as directed by the Employee, provided that the said amount aforesaid may be paid in whatever proportion of cash or Common Shares as the Employee in its discretion may determine. The value of the Common Shares will be determined in accordance with Section 3.1 hereof. The compensation referred to in this Section 3.7 shall be paid within thirty (30) days of the referable Payment Date. In addition, the Employee shall be entitled to be reimbursed by the Corporation for reasonable expenses incurred by the Employee on behalf of the Corporation in carrying out his duties hereunder.
3.8	Notwithstanding anything herein otherwise contained, in no event will the number of Common Shares issued to the Employee under this agreement exceed Two (2) million shares. This limitation will not limit the entitlement of the Employee to be fully compensated as required hereunder in cash, money order or electronic transfer and shall only relate to the Corporation’s option to compensate with Common Shares.
4. Term of Agreement
     This Agreement shall commence on the Effective Date and shall terminate on the close of business on September 30, 2009 (the “Term”), unless earlier terminated as herein provided. The Term may be extended by mutual written agreement of the parties hereto.
5. Termination of Agreement by the Corporation
     Notwithstanding Section 4 hereof, the Corporation shall have the right to terminate this Agreement and the Employee’s employment hereunder forthwith upon written notice to the Employee at any time following the death or disability of the Employee. The Employee shall for this purpose be deemed to be disabled in the event that he should be unable to perform any of his employment duties on behalf of the Employee hereunder by reason of physical incapacity, mental disease or affliction during any 12 or more weeks during any consecutive 12 month period.
6. Termination of Agreement by the Employee
     Notwithstanding Section 4 hereof, the Employee may terminate this Agreement and his employment hereunder:
(a)	forthwith on written notice to the Corporation if the Corporation fails to satisfy the payment of any remuneration due to the Employee under Section 3 hereof on or prior to the date required therefor and such default continues for a period of ten (10) days after written notice thereof to the Corporation; or

(b)	forthwith on written notice to the Corporation if, (i) the Corporation is dissolved; (ii) the Corporation admits in writing its inability generally to pay its debts as they become due; (iii) the Corporation makes a general assignment, arrangement or composition with or for the benefit of its creditors; (iv) the Corporation institutes or has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for the winding-up, liquidation or dissolution of the Corporation; (vi) the Corporation seeks, consents to or becomes subject to the appointment of an administrator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets (regardless of whether any other event described in this paragraph (b) has occurred); (vii) any execution, distress or other enforcement process, whether by court order or otherwise, becomes enforceable against all or substantially all of its assets which execution, distress or other process is not dismissed, discharged, stayed or restrained in each case within 30 days of the commencement, institution or presentation thereof, or (viii) the Corporation takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing. (viii) the Common Shares may not be freely traded on the open market, subject to any resale restrictions in the U.S.A. as referred to in Section 3.2.
7. Effect of Termination
7.1	Upon the termination of this Agreement pursuant to Section 5 or 6 hereof and for more certainty the Employee’s employment by the Corporation shall cease and the Employee shall have no further obligation to perform his duties as an employee of the Corporation. Notwithstanding the termination of this Agreement for any reason, the provisions of Section 7.2 and each of Sections 8 to 13 of this Agreement shall survive the termination of this Agreement. Without limiting the foregoing, the termination of this Agreement shall not affect or prejudice any rights or obligations which have accrued or arisen under this Agreement prior to the time of termination and those rights and obligations shall survive the termination of this Agreement.
7.2	Notwithstanding any other provision of this Agreement, in the event that this Agreement is terminated by the Corporation other than in accordance with Section 5 hereof, the Corporation shall forthwith pay to the Employee:
(a)	if the date of termination occurs on or after January 1, 2006, an amount calculated as follows:

A =	N * F

Where:

A =	the amount to be paid by the Corporation to the Employee

N =	the remuneration otherwise calculated and payable to the Employee under Section 3 hereof as at the first Payment Date immediately preceding the date of termination of this Agreement

* =	multiplied by

F =	the number of Payment Dates remaining in the Term and following the date of termination of this Agreement had this Agreement not been terminated prior to the last day of the Term; or
(b)	if the date of termination occurs prior to January 1, 2006, an amount calculated as follows:

A =	2/100 * (MT — ME) * 4

Where:

A =	the amount to be paid by the Corporation to the Employee

* =	multiplied by

MT =	the Market Value of the Common Shares on the date of termination

ME =	the Market Value of the Common Shares on January 1, 2005.
The Corporation shall satisfy the said remuneration on the date of termination of this Agreement by cheque or bank draft payable to or to the order of the Employee or by way of electronic transfer of immediately available funds to such bank account as the Employee may in writing direct, or by way of the issue of Common Shares to the Employee determined in the manner set out in Section 3.1. provided that the said remuneration may be paid in whatever proportion of cash or Common Shares as the Corporation may determine in its discretion.
7.3	Notwithstanding any other provision of this Agreement, if this Agreement is terminated at any time during the Term by the Corporation pursuant to Section 5 hereof or by the Employee pursuant to Section 6 hereof, the Corporation shall pay to the Employee an amount calculated as follows:
(a)	if the effective date of the termination occurs prior to January 1, 2006, an amount equal to two percent of the amount by which the Market Value of the Common Shares on the date which is sixty (60) days after the date of the giving of the written notice giving rise to the termination exceeds the Market Value of the Common Shares on January 1, 2005; and
(b)	if the effective date of the termination occurs on or after January 1, 2006, an amount equal to two percent of the amount by which the Market Value of the Common Shares on the date which is sixty (60) days after the date of the giving of the written notice giving rise to the termination exceeds the Market Value of the Common Shares on the immediately preceding Payment Date.
The Corporation shall satisfy the said amount on the date which is sixty (60) days after the date of the giving of the written notice giving rise to the subject termination of this Agreement by cheque or bank draft payable to or to the order of the Employee or by way of electronic transfer of immediately available funds to such bank account as the Employee may in writing direct.

8. Confidential Information
     The Employee acknowledges that in the course of the Employee carrying out, performing and fulfilling his employment duties to the Corporation he will have access to and will be entrusted with detailed information which is confidential to the Corporation and its subsidiaries, including without limitation financial information, shareholder lists, agreements, correspondence and documentation to, from, and regarding financiers and prospective financiers, auditors, legal counsel and professional advisors, joint venture partners and prospective joint venture partners, brokers, vendors of properties of any kind, patents, trade secrets and know-how, marketing and business plans and price lists, information concerning current and prospective customers and suppliers, and present and contemplated products, techniques and other services (collectively the “Confidential Information”). Notwithstanding the foregoing, “Confidential Information” does not include the following information:
(a)	information which is in the public domain when it is received by or becomes known to Employee or which subsequently enters the public domain through no fault of Employee (but only after it enters the public domain);

(b)	information which is already known to Employee at the time of its disclosure to Employee by the Corporation or its subsidiaries and is not the subject of an obligation of confidence of any kind;

(c)	information which is received by Employee without an obligation of confidence of any kind from a third party who Employee had no reason to believe was not lawfully in possession of such information free of any obligation of confidence of any kind, but only until Employee subsequently comes to have reason to believe that such information was subject to an obligation of confidence of any kind when originally received; and

(d)	information which is not subject to an obligation of confidence of any kind when released, disclosed, made available or communicated by the Corporation or its subsidiaries to a third party.
Employee acknowledges that all Confidential Information is proprietary to the Corporation and its subsidiaries. Except as required by law, rule, regulation, or court order, Employee agrees to keep all Confidential Information in strict confidence and not to make use of Confidential Information other than for the exercise of rights or the performance of obligations under this Agreement, and not to release, disclose, communicate it or make it available to any person other than in connection with the exercise of rights or the performance of obligations under this Agreement or any other agreement between Corporation and Employee.
The Employee shall deliver to the Corporation, upon termination of this Agreement, or upon request, all documents, financial statements and information, memoranda, notes, reports, records, reports, manuals, price lists, correspondence, shareholder lists, customer lists, order forms, drawings and other documents (and all copies thereof, whether in hard copy or in machine readable form) relating to the business of the Corporation and its subsidiaries and all assets and properties of the Corporation referenced therein, which he may then have in his possession or have under his control. The Employee agrees that all restrictions contained in this clause are reasonable and valid in the circumstances and all defenses to the strict enforcement thereof by the Corporation are hereby waived by the Employee.

9. Non-Competition/Non-Solicitation
     The Employee agrees that during the Term or any renewal or extension thereof and for a period of 3 years after the termination of this Agreement, he shall not, directly or indirectly, without the prior written consent of the Corporation, be employed by, or act as a director or officer of, or provide advice or financial assistance to, or otherwise engage in, any business that competes with the business of the Corporation or solicit or attempt to solicit away from the Corporation any existing or prospective shareholders, investors, suppliers, employees, customers, clients, investors, joint venture partners or vendors of properties of any kind, or acquisition or merger candidates of the Corporation.
10. Validity of Covenants
     If any covenant or provision herein is determined to be void or unenforceable in whole or in part, it shall not be deemed to affect or impair the validity of any other covenant or provision and the covenants and provisions herein are hereby declared to be separate and distinct. The Employee hereby agrees that all restrictions in this Agreement are reasonable and valid and all defenses to the strict enforcement thereof by the Corporation are hereby waived by the Employee.
11. Injunctive Relief
     The Employee acknowledges that the breach of any of the provisions of Section 8 or 9 hereof would cause serious and irreparable harm to the Corporation which could not adequately be compensated for in damages, thus in addition to any other remedy available in respect of the breach of the said provisions of this Agreement by the Employee, including anticipatory or threatened breach, afforded to the Corporation by law, the Corporation shall be entitled to injunctive relief from any court of competent jurisdiction without having to post bond or other security and without showing or proving any actual damage to the Corporation.
12. Indemnity
     The Corporation agrees to indemnify and hold the Employee harmless from and against any and all expenses, losses, claims, actions, damages or liabilities, whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims), and the reasonable fees and expenses of its counsel that may be incurred in advising with respect to and/or defending any claim that may be made against the Employee to which the Employee may become subject or otherwise involved in any capacity under any statute or common-law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly, or indirectly, upon the Employee fulfilling his obligations to the Corporation pursuant to this Agreement, provided that: (a) the Employee has acted honestly and in good faith with a view to the best interests of the Corporation and he has not acted negligently; and (b) in the case of a criminal or a administrative action or proceeding that is enforced by a monetary penalty, the Employee had reasonable grounds for believing that his conduct was lawful.
13. Notice
     Any notice in writing required to or permitted to be given by one party to the other shall be sufficiently given if delivered personally or mailed by registered mail, postage prepaid, as follows:

(a)	if to the Employee, to:
Sam Fuda
777 Bay Street
Suite 1910
Toronto, Ontario
M5G 2C8
(b)	if to the Corporation, to:
Micromem Technologies Inc.
777 Bay Street
Suite 1910
Toronto, Ontario
M5G 2C8
or such other address the party to whom such notice, document or other communication is given may have designated by written notice so given to any other party hereto. Any notice, document or other communication, if mailed, shall be deemed to have been given on the fifth business day following the postmarked day thereof and, if delivered or sent by facsimile transmission, on the day of such delivery or facsimile transmission, if a business day, or if not a business day, on the business day next following the date of delivery or facsimile transmission.
14. Governing Law
     The provisions of this Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario.
15. Successors and Assigns
     The provisions hereof, where the context permits, shall enure to the benefit of and be binding upon the heirs, legal personal representatives, successors and permitted assigns of the Corporation and the Employee, respectively, provided that the obligations of either of the parties hereto may not be assigned without the express prior written consent of the other party hereto.
16. Entire Agreement; Amendment; Headings
     This Agreement constitutes the entire understanding between the parties with reference to the subject matter hereof and shall not be changed or modified except by written instrument signed by each party. The headings used in this Agreement are solely for convenience and are not to be used in construing or interpreting this Agreement.

     IN WITNESS WHEREOF this Agreement has been executed by the parties hereto on the 31st day of December 2004.

SIGNED, SEALED AND DELIVERED		)
in the presence of	)	)
)
		)	/s/ Sam Fuda

SAM FUDA

MICROMEM TECHNOLOGIES INC.
Per:

/s/ David Shapless

Name: David Shapless
Title: Chairman of Audit Committee